Filed Pursuant to Rule 424(b)(3)
Registration No. 333-220997

STARWOOD REAL ESTATE INCOME TRUST, INC.

SUPPLEMENT NO. 12 DATED FEBRUARY 15, 2019

TO THE PROSPECTUS DATED APRIL 12, 2018

This document supplements, and should be read in conjunction with, our prospectus dated April 12, 2018, as well as Supplement No. 1 dated May 15, 2018, Supplement No. 2 dated July 10, 2018, Supplement No. 3 dated August 10, 2018, Supplement No. 4 dated September 7, 2018, Supplement No. 5 dated October 9, 2018, Supplement No. 6 dated November 13, 2018, Supplement No. 7 dated November 15, 2018, Supplement No. 8 dated December 21, 2018, Supplement No. 9 dated January 3, 2019, Supplement No. 10 dated January 17, 2019 and Supplement No. 11 dated January 18, 2019. Terms used and not otherwise defined in this Supplement No. 12 shall have the same meanings as set forth in our prospectus, as supplemented.

The purposes of this Supplement are as follows:

•	to disclose the transaction price for each class of our common stock as of March 1, 2019; and

•	to disclose the calculation of our January 31, 2019 net asset value (“NAV”) per share for each class of our common stock.

March 1, 2019 Transaction Price

The transaction price for each share class of our common stock for subscriptions accepted as of March 1, 2019 (and repurchases as of February 28, 2019) is as follows:

Transaction Price (per share)
Class S	$20.07
Class T	$20.07
Class D	$20.09
Class I	$20.09

The March 1, 2019 transaction price for each of our share classes is equal to such class’s NAV per share as of January 31, 2019. A detailed presentation of the NAV per share is set forth below. The purchase price of our common stock for each share class equals the transaction price of such class, plus applicable upfront selling commissions and dealer manager fees.

January 31, 2019 NAV Per Share

NAV per share is calculated in accordance with the valuation guidelines that have been approved by our board of directors. Our NAV per share, which is updated as of the last calendar day of each month, is posted on our website at www.starwoodNAV.reit. Please refer to “Net Asset Value Calculation and Valuation Guidelines” in the Prospectus for information on how our NAV is determined. The Advisor is ultimately responsible for determining our NAV.

SREIT-SUP12-0219

The following table provides a breakdown of the major components of our NAV as of January 31, 2019 ($ and shares in thousands):

Components of NAV	January 31, 2019
Investments in real properties	$420,087
Cash and cash equivalents	6,415
Restricted cash	41,268
Other assets	4,401
Debt obligations	(267,864)
Subscriptions received in advance	(27,230)
Other liabilities	(12,253)
Accrued performance participation accrual	(99)
Accrued stockholder servicing fees(1)	(128)

Net asset value	$164,597

Number of outstanding shares	8,199

(1)	Stockholder servicing fees only apply to Class S, Class T and Class D shares.

The following table provides a breakdown of our total NAV and NAV per share by share class as of January 31, 2019:

NAV Per Share	Class S Shares	Class T Shares	Class D Shares	Class I Shares	Total
Net asset value	$132,681,232	$9,697	$925,445	$30,980,828	$164,597,202
Number of outstanding shares	6,610,280	483	46,075	1,542,000	8,198,838

NAV per share as of January 31, 2019	$20.07	$20.07	$20.09	$20.09

Consistent with our disclosure in the prospectus regarding our NAV calculation, as of January 31, 2019, our real estate properties are valued at cost. In the future, as we establish new values for our properties, we will provide information on the key assumptions used in the discounted cash flow methodology and a sensitivity analysis related thereto.

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